March 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anastasia Kaluzienski and Robert Littlepage

Re:	Polomar Health Services, Inc.
Form 10-Q for the Period Ended September 30, 2024
File No. 000-56555

Ladies and Gentlemen:

On behalf of our client, Polomar Health Services, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 17, 2024 (the “Comment Letter”), with respect to the Company’s Form 10-Q for the Period Ended September 30, 2024 (the “Form 10-Q”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-Q. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Form 10-Q filed herewith (the “Amended Form 10-Q”).

The Company’s responses are set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Form 10-Q for the Period Ended September 30, 2024
Statement of Operations, page F-2

1.	Please adjust the weighted average number of shares used in the calculations of net loss per common share for the three and nine months ended September 30, 2023, to give effect to the merger exchange ratio and the reverse split disclosed in Note 5. The issuance of shares of common stock to shareholders of an operating company in a reverse merger/recapitalization transaction is considered, in substance, to be a stock split. Your financial statements should retroactively reflect this reverse stock split in accordance with ASC 260-10-55-12. Similarly correct the share information reported in the Statements of Stockholders’ Deficit.

Effect has been given the the Staff’s comment. Please see pages F-1 to F-3 and F-10 (Note 4 – Stockholders’ Deficit) of the Amended Form 10-Q.

Note 1. Nature and Description of Business
Merger Valuation, page F-6

2.	We note the Merger is a reverse merger and the historical financial statements of Polomar, the accounting acquirer, have been substituted for the historical financial statements of Trustfeed. Please explain to us your basis under GAAP for recording “the fair market value of $ 18,975,000 for the acquisition of all of Polomar Specialty Pharmacy’s intellectual property, intangible assets and plant and equipment” or revise. Since Polomar is the acquirer, its assets and liabilities should be reported at their historic cost basis, not at fair value.

We respectfully advise the Staff that certain changes were made to the financial statements in the Amended Form 10-Q, to change the accounting treatment of the Company’s September 30, 2024 acquisition of Polomar Specialty Pharmacy, LLC, a Florida limited liability company (“Polomar”), whereby, among other things, the Company acquired 100% of Polomar in exchange for the issuance of shares of the Company’s common stock, and Polomar became the wholly-owned subsidiary of the Company (the “Acquisition”). The accounting treatment relating to the Acquisition as disclosed in the Form 10-Q provided that the Acquisition was a reverse merger with Polomar as the “accounting acquirer” and the Company as the “legal acquirer”, and accordingly the Company accounted for the transaction as a business combination. Instead, the Company and its Board of Directors, determined that the Acquisition was a recapitalization. Accordingly, we have eliminated the section regarding “Merger Valuation” and adjusted the value of intellectual property (See “License Agreement Valuation”) and other intangible assets. Please see pages F-6, F-7 and F-9 of the Amended Form 10-Q.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3.	Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams.

Effect has been given the the Staff’s comment. Please see pages F-8 and F-9 of the Amended Form 10-Q.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
STEPHEN E. FOX
For the Firm

cc:	Terrence M. Tierney, President and CFO, Polomar Health Services, Inc.